UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IDX Systems Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449491109

(CUSIP Number)

Michael McAlevey

General Electric Company

3135 Easton Turnpike

Fairfield, CT 06828

(203) 373-2967

Eric S. Shube

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 610-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449491109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Company 14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Common Stock: 7,585,059 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 7,585,059 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 23.1% (3)

14.	Type of Reporting Person (See Instructions) CO

1.

Pursuant to an Agreement and Plan of Merger dated as of September 28, 2005 (the Merger Agreement), by and among General Electric Company, a New York corporation (GE), Igloo Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of GE (Transitory Sub), and IDX Systems Corporation, a Vermont corporation (IDX), and subject to the conditions set forth therein (including approval by shareholders of IDX) and an Assignment Agreement dated as of October 4, 2005 (the Assignment Agreement), between Igloo Acquisition Corporation, a Vermont corporation and a wholly owned subsidiary of GE (Merger Sub) and Transitory Sub assigning all of Transitory Sub’s rights, interests and obligations under the Merger Agreement to Merger Sub, Merger Sub will merge with and into IDX, and IDX will become a wholly owned subsidiary of GE (such events constituting the Merger). 6,229,182 shares of IDX common stock (and up to an additional 1,355,877 shares of IDX common stock that may be acquired by the Shareholders (as defined below) pursuant to stock options to acquire shares of IDX common stock) (the Shares) are subject to Shareholder Agreements (the Shareholder Agreements) entered into by GE and certain shareholders of IDX (see Schedule A attached hereto) (the Shareholders). Any shares acquired by a Shareholder during the term of the Shareholder Agreement to which such Shareholder is a party are subject to the terms of such Shareholder Agreement. Pursuant to each Shareholder Agreement, the Shareholder party thereto has agreed, among other things, to vote (or cause to be voted) its or his Shares (a) in favor of the Merger, the approval of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement and (b) against any alternative transaction. Each Shareholder may vote the Shares held by it or him on all other matters. As part of its Shareholder Agreement, each Shareholder has granted an irrevocable proxy to GE with respect to the voting of the Shares owned by such Shareholder for the matters covered by such Shareholder Agreement.

2.	GE expressly disclaims beneficial ownership of any of the shares of IDX common stock covered by the Shareholder Agreements.

3.

Based on 31,437,138 shares of IDX common stock being outstanding as of November 11, 2005 and the 1,355,877 shares of IDX common stock that may be acquired by the Shareholders pursuant to stock options, the number of shares of IDX common stock indicated represents 23.1% of the outstanding shares of IDX common stock.

This statement on Schedule 13D (this Statement) relates to the Schedule 13D filed with the Securities and Exchange Commission on October 11, 2005 (the Original Schedule 13D), with respect to the common stock, par value $0.01 per share, of IDX Systems Corporation, a Vermont corporation (IDX), filed on behalf of General Electric Company, a New York corporation (GE).

As an inducement for GE to enter into an Agreement and Plan of Merger dated as of September 28, 2005 (the Merger Agreement), by and among GE, Igloo Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of GE (Transitory Sub), and IDX, and in consideration thereof, certain shareholders of IDX listed on Schedule B of the Original Schedule 13D (the Original Shareholders) entered into Shareholder Agreements with GE dated as of September 28, 2005, forms of which are attached as Exhibit 2 to the Original Schedule 13D (the Original Shareholder Agreements).  By executing the Original Shareholder Agreements, the Original Shareholders agreed to vote 6,331,450 shares of IDX common stock (and up to an additional 1,355,877 shares of IDX common stock that may be acquired by the Original Shareholders pursuant to stock options to acquire shares of IDX common stock) (the Original Subject Shares). As of October 26, 2005, the record date for the special meeting of shareholders of IDX at which the Merger Agreement will be considered, the number of shares set forth in the preceding sentence were subject to the Original Shareholder Agreements.

Subsequent to the execution of the Original Shareholder Agreements and the filing of the Original Schedule 13D, certain of the Original Shareholders (Messrs. Hoehl, Crook and Tarrant) approached GE to request a waiver to permit the sale or transfer of certain of their Original Subject Shares.  In connection with these requests, the Original Shareholders arranged for certain of the transferees and one other entity to enter into substantially similar shareholder agreements (described further below).  Following the sales and transfers referred to above, and the execution of the new shareholder agreements on December 6, 2005, the number of shares now subject to shareholder agreements with GE has been reduced to 6,229,182 shares of IDX common stock (and up to an additional 1,355,877 shares of IDX common stock that may be acquired by the Shareholders pursuant to stock options to acquire shares of IDX common stock).  Such shares and options constitute 23.1% of the issued and outstanding shares of IDX common stock based on the number of shares of IDX common stock outstanding as of November 11, 2005 and the outstanding 1,355,877 shares of IDX common stock that may be acquired by the Shareholders pursuant to stock options.

As described above, certain of the Original Shareholders (each a Transferring Shareholder) wished to transfer (the Transfers) certain of their Original Subject Shares to transferee(s) (each a Transferee).   To induce GE to permit the Transfers, certain of the Transferees offered to enter into shareholder agreements (the New Transferee Shareholder Agreements), the form of which is attached as Exhibit 1.1 to this Statement, and which are substantially similar to the Original Shareholder Agreements.

In addition, certain of the Original Shareholders (each a Selling Shareholder) wished to sell certain of their Original Subject Shares (the Gift Shares), and donate the proceeds to certain charitable entities (the Gifts).   To induce GE to permit the sale of the Gift Shares, a limited liability company holding certain shares of IDX common stock primarily for the benefit of Mr. Hoehl’s children (the New Shareholder, the New Shareholder together with the Transferees, the New Shareholders) offered to enter into a Shareholder Agreement (the New Shareholder Agreement), the form of which is attached as Exhibit 1.2 to this Statement, and which is substantially similar to the Original Shareholder Agreements (the New Shareholder Agreement together with the New Transferee Shareholder Agreements, the New Shareholder Agreements).

The release of the Original Subject Shares to permit the Transfers and the Gifts was effected pursuant to an amendment and waiver to the Original Shareholder Agreement (the Shareholder Agreement Amendments), the form of which is attached as Exhibit 2.1 to this Statement.

Item 3 is hereby amended by adding the following:

Item 3.	Source and Amount of Funds or Other Consideration
GE did not pay additional consideration to the Shareholders in connection with the execution and delivery of the New Shareholder Agreements or the Shareholder Agreement Amendments.

Item 4 is hereby amended by adding the following to the end thereof:
Item 4.	Purpose of Transaction

After giving effect to the Transfers and Gifts and execution of the New Shareholder Agreements and the Shareholder Agreement Amendments, the number of shares now subject to shareholder agreements with GE has been reduced to 6,229,182 shares of IDX common stock (and up to an additional 1,355,877 shares of IDX common stock that may be acquired by the Original Shareholders pursuant to stock options to acquire shares of IDX common stock).

Item 5 is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

(a) - (b)  After giving effect to the Transfers and Gifts and execution of the New Shareholder Agreements and the Shareholder Agreement Amendments, the number of shares now subject to shareholder agreements with GE has been reduced to 6,229,182 shares of IDX common stock (and up to an additional 1,355,877 shares of IDX common stock that may be acquired by the Shareholders pursuant to stock options to acquire shares of IDX common stock).  Such IDX shares and options constitute 23.1% of the issued and outstanding shares of IDX common stock based on the number of shares of IDX common stock outstanding as of November 11, 2005 and the outstanding 1,355,877 shares of IDX common stock that may be acquired by the Shareholders pursuant to stock options.

Item 7.	Material to Be Filed as Exhibits

1.1.                              Form of Shareholder Agreement dated as of December 6, 2005, between General Electric Company and each of The Robert H. Hoehl Charitable Remainder Trust, The Hoehl Family Foundation and The Richard E. and Deborah L. Tarrant Foundation.

1.2.                              Form of Shareholder Agreement dated as of December 6, 2005, between General Electric Company and KrRoJoKaNiPe Holdings, LLC.

2.1.                              Form of Amendment and Waiver No. 1 to Shareholder Agreement dated as of December 6, 2005, between General Electric Company and each of the Robert H. Hoel 2002 Grantor Retained Annuity Trust, Richard E. Tarrant and Robert H. Hoehl.

2.2.                              Form of Amendment and Waiver No. 1 to Shareholder Agreement dated as of December 6, 2005, between General Electric Company and James H. Crook, Jr.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of December 7, 2005 that the information set forth in this statement is true, complete and correct.

General Electric Company

By:	/s/ MICHAEL MCALEVEY

	Name:	Michael McAlevey
	Title:	Associate Secretary

SCHEDULE A

SHAREHOLDERS PARTY TO A SHAREHOLDER AGREEMENT WITH

GENERAL ELECTRIC COMPANY

Shareholder Party to Shareholder Agreement	Number of Shares of Common Stock of IDX Systems Corporation Beneficially Owned by Shareholder Subject to Shareholder Agreement	Number of Shares of Common Stock of IDX Systems Corporation Subject to Outstanding Options held by Shareholder

Robert H. Hoehl 2002 Grantor Retained Annuity Trust	810,000	0

Robert H. Hoehl 2005 Grantor Retained Annuity Trust	1,000,000	0

Robert H. Hoehl	867,069	26,039

Richard E. Tarrant	2,001,882	80,000

James H. Crook, Jr.	80,783	1,249,838

The Robert H. Hoehl Charitable Remainder Trust	450,000	0

The Hoehl Family Foundation	350,000	0

The Richard E. and Deborah L. Tarrant Foundation	506,706	0

KrRoJoKaNiPe Holdings, LLC	162,742	0

Total	6,229,182	1,355,877

INDEX OF EXHIBITS

1.1.                              Form of Shareholder Agreement dated as of December 6, 2005, between General Electric Company and each of The Robert H. Hoehl Charitable Remainder Trust, The Hoehl Family Foundation and The Richard E. and Deborah L. Tarrant Foundation.

1.2.                              Form of Shareholder Agreement dated as of December 6, 2005, between General Electric Company and KrRoJoKaNiPe Holdings, LLC.

2.1.                              Form of Amendment and Waiver No. 1 to Shareholder Agreement dated as of December 6, 2005, between General Electric Company and each of the Robert H. Hoehl 2002 Grantor Retained Annuity Trust, Richard E. Tarrant and Robert H. Hoehl.

2.2.                              Form of Amendment and Waiver No. 1 to Shareholder Agreement dated as of December 6, 2005, between General Electric Company and James H. Crook, Jr.